Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
Email Address
bross@graubard.com

July 31, 2019

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, DC 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Registration Statement on Form S-1 Filed July 2, 2019 File No. 333-232523

Ladies and Gentlemen:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (“CSSE”), we respond as follows to the Staff’s comment letter, dated July 19, 2019, relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Page references correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We have filed Amendment No. 1 publicly with the Commission on the date of this letter.

Please Note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided CSSE’s response to each comment immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1 filed July 2, 2019

General

1.	We note that the forum selection provision in the twelfth article of your certificate of incorporation identifies the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision in your prospectus. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, describe any risks or other impacts on investors, and also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We have provided the requested disclosure on page 29 of the Registration Statement and have included a risk factor on page 18 of the Registration Statement.

Securities and Exchange Commission

July 31, 2019

2.	Please tell us why you are not required to provide historical financial statements and related pro forma information in the Form S-1 for the Crackle joint venture.

Pursuant to General Instruction VII of Form S-1, we have revised the Registration Statement to incorporate by reference CSSE’s Current Report on Form 8-K/A, which includes audited carve-out balance sheets of Crackle, Inc. as of March 31, 2019 and 2018, carve-out statements of operations, changes in net parent investment, and cash flows for the years ended March 31, 2019 and 2018, and the related notes to such carve-out financial statements, along with unaudited pro forma condensed combined financial information of CSSE. We have also provided pro forma information for the Crackle Plus joint venture on page 3 of Amendment No. 1 to the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely, /s/ Brian L. Ross Brian L. Ross

cc:	William J. Rouhana, Jr.